April 12, 2010

VIA EDGAR CORRESPONDENCE

Michelle C. Roberts, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:	Thrivent Series Fund, Inc.
Registration Statement on Form N-1A
1933 Act File No. 33-3677

Dear Ms. Roberts:

Thank you for taking the time to talk with me on Friday, March 26, 2010 regarding your comments to the above-referenced N-1A of Thrivent Series Fund, Inc. (the “Registrant”). The following is a description of the comments raised by you, along with a description of Registrant’s response to each comment. Comments raised by you, and our responses, reflect each series contained in the registration statement, unless noted otherwise.

1.	You asked Registrant to consider standardizing the order of risk factors for the Asset Allocation Portfolios.

Registrant will make these changes.

2.	You asked Registrant to confirm that the 2009 performance numbers will be provide in the Registrant’s 485(b) filing.

Registrant confirms that the 2009 performance numbers will be provided in its 485(b) filing.

3.	You asked Registrant to confirm that contractual fee waivers will terminate no earlier than April 30, 2011.

Registrant confirms that contractual fee waivers contained in the 485(b) filing will terminate no earlier than April 30, 2011.

4.	You asked Registrant to provide only five-years’ worth of employment history for each portfolio manager listed in the summary section of the prospectus (except that the time at Thrivent beyond five years may be provided).

Registrant will make these changes.

5.	You asked Registrant to provide separate growth or value risk factors for series that are either growth or value funds.

Registrant notes that such risk factor language is currently contained in these funds’ volatility risk factors.

6.	For series that have risk factors that suggest a particular strategy (e.g, foreign securities, mid-cap securities), you asked Registrant to add corresponding language to the “Principal Strategy” sections of these series.

Registrant has either added such language to the “Principal Strategy” sections or deleted the risk factor.

7.	You asked registrant to either add disclosure in the summary sections of the prospectus pertaining to Items 7 (Tax Information) and 8 (Financial Intermediary Compensation) or explain why such disclosure is not provided.

With respect to Item 7, we do not believe that this tax-related information is as relevant in the context of a mutual fund that serves as an investment option for a variable product. See footnote 69 of adopting release for the summary prospectus initiative (Investment Company Act Release No. 28584) (stating that “[w]e note that Item 7 of the summary section, which requires tax information that may not be relevant in the context of retirement plans and variable insurance contracts, expressly states that the disclosures are only required to be made, as applicable.”).

Registrant has added the Item 8 disclosure.

8.	You asked Registrant to add language to the text above the expense example that explains that an investor will bear these expenses whether or not s/he redeems the shares.

Registrant respectfully declines to add such language for the following reasons. We prefer to keep these disclosures consistent with the disclosures in our retail set of funds (Thrivent Mutual Funds), the prospectus of which has an effective date of February 26, 2010. We did not receive a similar comment for these retail funds. In addition, it is not clear where in Form N-1A such disclosure is required.

9.	You asked Registrant to consider deleting the last sentence of the real estate industry risk factor that appears throughout the prospectus.

Registrant has deleted this sentence.

10.	In the performance table that appears in the “Volatility and Performance” section of each series, you asked Registrant to move the footnote language pertaining to each index to either the text appearing before the bar chart and table or to a parenthetical within the table (essentially remove the footnotes).

Registrant has made such changes.

11.	With respect to the subadvised series, you asked Registrant to remove the headings that appear in the “Principal Strategies” sections in the summary section. These headings list the name of the applicable subadviser.

Registrant has made such changes.

12.	With respect to the Thrivent Partner Technology Portfolio, you asked Registrant to confirm that the new index (NASDAQ Composite Index) would be listed in the performance table that appears in the 485(b) filing.

Registrant confirms that such index will appear in the performance table of the 485(b) filing.

13.	You asked Registrant to consider removing information about the inception date of a series from the text language that appears in the “Volatility and Performance” section before the bar chart and table (as the inception date already appears in the table in such cases).

Registrant has made such changes.

14.	You asked Registrant to remove the last sentence of the “Portfolio Turnover” paragraph.

We received a comment to add a sentence to this effect for the “Portfolio Turnover” paragraphs for our retail funds (Thrivent Mutual Funds). The effective date of that prospectus was February 26, 2010. We prefer to keep the disclosures between the retail funds and this Registrant’s series consistent.

15.	You asked Registrant to consider paring down the social criteria disclosure that appears in the summary section of the prospectus for the Thrivent Partner Socially Responsible Stock Portfolio and the Thrivent Partner Socially Responsible Bond Portfolio (collectively, the “SRI Portfolios”).

Registrant has pared down such disclosures.

16.	You asked Registrant to consider adding an ETF risk factor for the SRI Portfolios.

In response to your comment 15 above, we have removed the references to ETFs in the SRI Portfolios’ summary sections. We have also enhanced existing disclosure language (although not in the summary section) about the possibility of two layers of fees when a series invests in an underlying investment company/ETF.

17.	You asked Registrant to confirm that the new disclosure requirements regarding director qualifications and board involvement in risk management of the funds that the board oversees will appear in the Registrant’s statement of additional information that will be part of the 485(b) filing.

Registrant confirms that such disclosures will appear in the Registrant’s SAI that will be part of Registrant’s 485(b) filing.

18.	You asked Registrant to include the Tandy letter representations in this response letter. The representations are as follows:

•	Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or additional questions, please feel free to contact me at (612) 844-5704.

Thank you,

/s/ John L. Sullivan

John L. Sullivan

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